EXHIBIT 99.1


PRESS RELEASE BY THE COMPANY DATED 12/29/2000

fashionmall.com, Inc.'s Response to Narax's Offer

New York, December 29, 2000 /PRNewswire/ -- fashionmall.com, Inc. (Nasdaq: FASH) today acknowledged the press release issued by Narax, Inc. suggesting that it had made an offer for all of the outstanding stock of fashionmall.com for $3.50 per share. Benjamin Narasin, the Chief Executive Officer of fashionmall.com, indicated that he was skeptical that the offer was serious for several reasons. Mr. Narasin noted that the only communication from Narax preceding the press release was a fax outlining the offer which included the following sentence, "Please note that this communication describes a non-binding proposal and does not constitute a binding offer." Mr. Narasin stated, "I believe that any one who was truly serious about acquiring us would have wanted to have discussions with us first." Mr. Narasin also noted that a preliminary investigation had failed to turn up any information about Narax. Finally, Mr. Narasin observed that a similar "offer" was made by Sitestar in October and that nothing ever came of it.

Mr. Narasin indicated that the Board would evaluate the offer, although he noted that the offer did not appear to contemplate any payment to the holder's of fashionmall's preferred stock and that $3.50 is less than the book value per share of the company. If Narax actually chooses to engage in a tender offer, fashionmall.com will advise its stockholders of its position with respect to a Narax tender offer no later than ten business days from the date Narax commences a tender offer and files a Tender Offer Statement with the Securities and Exchange Commission. fashionmall.com requests that its stockholders defer making a decision to accept or reject any tender offer by Narax until they have been advised of fashionmall.com's position.

This press release is a pre-commencement written communication under Rule 14D-9 of the Securities Act of 1934 and will be filed today with the Securities and Exchange Commission under cover of Schedule 14D-9. It is advised that stockholders read the solicitation/ recommendation statement on Schedule 14D-9 when it becomes available because it will contain important

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information investors can obtain a copy of the solicitation/recommendation statement and other filed documents for free at the Securities and Exchange Commission's web site http://www.sec.gov or by contacting its investor relations department at (212) 891.6862.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding fashionmall.com, Inc.'s expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this document are based upon information available to fashionmall.com, Inc. as of the date hereof. fashionmall.com, Inc. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other factors or risks relating to fashionmall.com, Inc.'s business are set forth in fashionmall.com, Inc.'s periodic reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, its annual report on Form 10-K for its fiscal year ended December 31, 1999, including (without limitation) under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Competition," "Government Regulations," and "Risk Factors." Nothing can or should be inferred about fashionmall.com, Inc.'s future revenues or financial results from the information contained in this press release.

Contact: Anne Marie Forehand, fashionmall.com, Inc. 212-891-8075